UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EMCORE Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

290846203

(CUSIP Number)

Northern Right Capital Management, L.P.

Attn: Matthew A. Drapkin

9 Old Kings Hwy. S.

4th Floor

Darien, Connecticut 06820

(203) 951-5440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 290846203

1	NAME OF REPORTING PERSONS Northern Right Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 303,499
	8	SHARED VOTING POWER 1,507,539
	9	SOLE DISPOSITIVE POWER 303,499
	10	SHARED DISPOSITIVE POWER 1,507,539

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,811,038
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 290846203

1	NAME OF REPORTING PERSONS Northern Right Capital (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,507,539
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,507,539
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,507,539
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 290846203

1	NAME OF REPORTING PERSONS BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,811,038
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,811,038

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,811,038
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 290846203

1	NAME OF REPORTING PERSONS Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,811,038
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,811,038

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,811,038
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 10, 2018, on behalf of the Reporting Persons, with respect to the shares of common stock, no par value (the “Common Stock”), of EMCORE Corporation, a New Jersey corporation (the “Issuer”).

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented to add the following information for updating as of the date hereof:

The Reporting Persons expended an aggregate amount equal to $10,336,669 (including commissions) to purchase 1,811,038 shares of Common Stock. Funds used to purchase the reported securities held by Northern Right QP have come from the working capital of Northern Right QP, which may, at any given time, include margin loans made by brokerage firms or banks in the ordinary course of business. Funds used to purchase reported securities held by the Managed Account have come from the funds of the Managed Account, which may, at any given time, include margin loans made by brokerage firms or banks in the ordinary course of business.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

(a), (b) The Reporting Persons may be deemed to beneficially own in the aggregate 1,811,038 shares of Common Stock. Based upon a total of 27,607,194 outstanding shares of Common Stock as of November 29, 2018, as reported in the Issuer’s annual report on Form 10-K for the year ended September 30, 2018, which was filed with the Securities and Exchange Commission on December 4, 2018, the Reporting Persons’ shares represent approximately 6.560% of the outstanding shares of Common Stock.

Norther Right QP beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 1,507,539 shares of Common Stock (the “QP Shares”), which represent approximately 5.461% of the outstanding shares of Common Stock.

As general partner and investment manager of Northern Right QP, Northern Right Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the QP Shares. Northern Right Management disclaims beneficial ownership of the QP Shares. Northern Right Management in its capacity as investment manager for the Managed Account may be deemed to have the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) 303,499 shares held by the Managed Account (the “Managed Account Shares”), which represent approximately 1.099% of the outstanding shares of Common Stock. Northern Right QP disclaims beneficial ownership of the Managed Account Shares.

As general partner of Northern Right Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Northern Right Management. BCA disclaims beneficial ownership of any shares of Common Stock beneficially owned by Northern Right Management.

As managing member of BCA, Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA. Mr. Drapkin disclaims beneficial ownership of any shares of Common Stock beneficially owned by BCA.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all transactions by the Reporting Persons in shares of Common Stock since the original filing of this Schedule 13D, all of which were brokered transactions, are set forth below.

Reporting Person	Trade Date	Purchased (Sold)	Price / Share
Northern Right QP	10/12/2018	8,719	$5.1239
Northern Right QP	10/15/2018	320	$5.1000
Northern Right QP	10/16/2018	560	$5.1429
Northern Right QP	10/18/2018	2,333	$4.9984
Northern Right QP	10/19/2018	83	$5.0200
Northern Right QP	10/22/2018	3,390	$4.9958
Northern Right QP	10/29/2018	8,593	$4.8493
Northern Right QP	10/30/2018	5,740	$4.8470
Northern Right QP	11/9/2018	20,000	$4.7291
Northern Right QP	11/12/2018	23,968	$4.3906
Northern Right QP	11/13/2018	1,173	$4.4000
Northern Right QP	11/16/2018	89	$4.4000
Northern Right QP	11/20/2018	173	$4.3900
Northern Right QP	11/20/2018	6,018	$4.3946
Northern Right QP	11/21/2018	8,546	$4.4192
Northern Right QP	11/23/2018	1,664	$4.3780
Northern Right QP	11/26/2018	8,510	$4.3928
Northern Right QP	11/27/2018	6,986	$4.3733
Northern Right QP	11/28/2018	2,090	$4.3644
Northern Right QP	11/29/2018	3,171	$4.3749
Northern Right QP	12/6/2018	138	$4.7000
Northern Right QP	12/11/2018	1,921	$4.4983
Northern Right QP	12/13/2018	14,714	$4.5058
Northern Right QP	12/14/2018	26,466	$4.3614
Northern Right QP	12/17/2018	33,106	$4.2031
Northern Right QP	12/18/2018	20,394	$4.1162
Northern Right QP	12/19/2018	2,530	$4.1000
Northern Right QP	12/20/2018	21,610	$4.0130
Northern Right QP	12/21/2018	2,581	$4.0071
Northern Right QP	12/24/2018	14,900	$3.9917
Managed Account	10/12/2018	2,180	$5.1239
Managed Account	10/15/2018	80	$5.1000
Managed Account	10/16/2018	140	$5.1429
Managed Account	10/18/2018	467	$4.9984
Managed Account	10/19/2018	17	$5.0200
Managed Account	10/22/2018	678	$4.9958
Managed Account	10/29/2018	1,719	$4.8493
Managed Account	10/30/2018	1,148	$4.8470
Managed Account	11/9/2018	5,000	$4.7291
Managed Account	11/12/2018	5,992	$4.3906
Managed Account	11/13/2018	293	$4.4000
Managed Account	11/16/2018	22	$4.4000
Managed Account	11/20/2018	1,505	$4.3946
Managed Account	11/20/2018	43	$4.3900
Managed Account	11/21/2018	2,138	$4.4192
Managed Account	11/23/2018	336	$4.3780
Managed Account	11/26/2018	1,721	$4.3928
Managed Account	11/27/2018	1,414	$4.3733
Managed Account	11/28/2018	423	$4.3644
Managed Account	11/29/2018	641	$4.3749
Managed Account	12/6/2018	28	$4.7000

Managed Account	12/11/2018	389	$4.4983
Managed Account	12/13/2018	2,796	$4.5058
Managed Account	12/14/2018	5,349	$4.3614
Managed Account	12/17/2018	5,579	$4.2031
Managed Account	12/18/2018	4,106	$4.1162
Managed Account	12/19/2018	510	$4.1000
Managed Account	12/20/2018	4,350	$4.0130
Managed Account	12/21/2018	519	$4.0071
Managed Account	12/24/2018	3,000	$3.9917

(d) No person other than the Reporting Persons, and the Managed Account with respect to the Managed Account Shares, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common Stock set forth above.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2018

NORTHERN RIGHT CAPITAL MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

By:	/s/ Matthew Drapkin
	Name:	Matthew Drapkin
	Title:	Managing Member

NORTHERN RIGHT CAPITAL (QP), L.P.

By:	Northern Right Capital Management, L.P., its general partner

By: BC Advisors, LLC, its general partner

By:	/s/ Matthew Drapkin
	Name:	Matthew Drapkin
	Title:	Managing Member

BC ADVISORS, LLC

By:	/s/ Matthew Drapkin
	Name:	Matthew Drapkin
	Title:	Managing Member

MATTHEW A. DRAPKIN

/s/ Matthew Drapkin